UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

PrimeEnergy Resources Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

74158E104

(CUSIP Number)

Jan K. Smeets

48 Country Road

Mamaroneck, NY 10543

914-391-1280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 74158E104

1	NAME OF REPORTING PERSON Jan K. Smeets
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,398
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 89,398
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Based on 1,820,576 shares of Common Stock outstanding as of November 13, 2023 as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023, less the 5,000 shares Mr. Smeets sold to the Issuer on January 24, 2023 and which the Issuer intends to cancel.

CUSIP No. 74158E104

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.10 par value (the “Shares”)

(b)	Name of Issuer:

PrimeEnergy Resources Corporation (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

9821 Katy Freeway

Houston, TX 77024

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Jan K. Smeets

(b)	Principal Business Address:

48 Country Road

Mamaroneck, NY 10543

(c)	Occupation, Employment and Other Information:

Mr. Smeets is a private investor.

(d)	Criminal Convictions:

Mr. Smeets has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

Mr. Smeets has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Mr. Smeets disposed of the Shares reported in this Statement for personal investment purposes.

Mr. Smeets has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

(a)-(b) Mr. Smeets has sole voting and dispositive power over 89,398 Shares.

Based on 1,820,576 Shares outstanding as of November 13, 2023 as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023, less the 5,000 shares Mr. Smeets sold to the Issuer on January 24, 2023 as reported in Item 5 below and which the Issuer intends to cancel, Mr. Smeets may be deemed the beneficial owner of 4.91% of the Issuer’s outstanding Shares.

(c) The following table lists Mr. Smeet’s transactions in Shares that were effected in the sixty days prior to the filing of this Statement:

Transaction	Date	Number of Shares Sold	Price Per Share
Sale	January 8, 2024	1	$102.99
Sale	January 10, 2024	100	$100.00
Sale	January 10, 2024	1	$102.99
Sale	January 11, 2024	24	$100.00
Sale	January 11, 2024	100	$100.00
Sale	January 12, 2024	176	$100.00
Sale	January 23, 2024	71	$99.50
Sale	January 23, 2024	29	$99.50
Sale	January 24, 2024	100	$99.45
Sale	January 24, 2024	5,000	$95.00

All transactions listed in the table above were effected on the open market, except that on January 24, 2024, Mr. Smeets sold 5,000 Shares to the Issuer, which the Issuer intends to cancel, at a price per share of $95.00.

(d) None.

(e) As of January 24, 2024, Mr. Smeets ceased to be the beneficial owner of more than five percent of the Issuer’s Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of January 25, 2024.

By:	/s/ Jan K. Smeets
Jan K. Smeets